Exhibit (a)(4)(G)

Stock Symbol: AEM (NYSE and TSX)	For further information: David Smith; VP, Investor Relations (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE COMPLETES TAKE-OVER BID AND COMMENCES
COMPULSORY ACQUISITION OF CUMBERLAND

Toronto (May 1, 2007) — Agnico-Eagle Mines Limited is pleased to announce that it and its wholly-owned subsidiary Agnico-Eagle Acquisition Corporation (together, the "Offerors") have taken up and accepted for payment an additional 4,957,905 common shares of Cumberland Resources Ltd. ("Cumberland Shares") pursuant to their offer to acquire all Cumberland Shares not already owned by Agnico-Eagle (the "Offer"). The additional Cumberland Shares taken up during the extension of the Offer, together with the 62,751,962 Cumberland Shares taken up on April 17, 2007 and the other Cumberland Shares owned by Agnico-Eagle, represent approximately 92.50% of the outstanding Cumberland Shares. The Offer expired on April 30, 2007 and will not be extended.

The Offerors have acquired under the Offer approximately 92% of the outstanding Cumberland Shares excluding those Cumberland Shares held by Agnico-Eagle at the date of the Offer. Since the Offer has been accepted by holders of more than 90% of the Cumberland Shares after excluding those Cumberland Shares held by Agnico-Eagle at the date of the Offer, the Offerors are exercising their right under section 300 of the Business Corporations Act (British Columbia) to acquire all of the outstanding Cumberland Shares not already owned by the Offerors pursuant to a compulsory acquisition. The Offerors will shortly mail a formal notice to all Cumberland Shareholders who have not deposited their Cumberland Shares to the Offer as described in the offer and circular dated March 12, 2007, as amended. Upon completion of the compulsory acquisition, Cumberland will become a wholly-owned subsidiary of Agnico-Eagle.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to changes in gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.